June 23, 2010
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	Petroflow Energy Ltd. Form 40-F for the Fiscal Year Ended December 31, 2008 Filed April 29, 2009 Response letter dated June 9, 2010 File No. 1-34100
Dear Mr. Schwall:
We are in receipt of your letter dated June 9, 2010. Please be advised that on May 25, 2010, wholly-owned subsidiaries of Petroflow Energy Ltd. (“Petroflow”), North American Petroleum Corporation USA and Prize Petroleum, LLC (collectively, the “Debtors”), filed voluntary petitions for relief (the “Chapter 11 Petitions”) under chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”), in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). As a result of the above actions, there are numerous data and filing requests by the US Trustee and the Bankruptcy Court needed from the Debtors. Petroflow and its subsidiaries all operate collectively as one organization out of one office. Its resources are very limited and currently strained. In addition, Petroflow is currently preparing to file to seek bankruptcy protection in Canada within in the next few weeks. Therefore, as a result of all these demands, Petroflow is unable to respond to your referenced correspondence. In fact it likely will be some considerable time before we are able to respond. We will keep the Staff advised of the status of the bankruptcy proceedings and when we believe we will be in a position to respond to the Staff’s outstanding comments. We appreciate your patience in this matter.
If you have any further question, please contact the undersigned.
Yours very truly,
PETROFLOW ENERGY LTD.